UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Schedule TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
LAMAR ADVERTISING COMPANY
(Name of Subject Company (Issuer) and Filing Person (as Offeror))
2 7/8% CONVERTIBLE NOTES DUE 2010 – SERIES B
(Title of Class of Securities)
512815AH4
(CUSIP Number of Class of Securities)
Kevin P. Reilly, Jr.
President
Lamar Advertising Company
5551 Corporate Boulevard
Baton Rouge, Louisiana 70808
(225) 926-1000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
with copies to:

Stacie Aarestad, Esq. Edwards Angell Palmer & Dodge LLP 111 Huntington Avenue At Prudential Center Boston, Massachusetts 02199-7613 (617) 239-0100	Daniel J. Zubkoff, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)

$264,232,280	$14,745
(1)	Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was calculated based on the purchase of $287,209,000 aggregate principal amount of the issuer’s 2 7/8% Convertible Notes due 2010 – Series B at the tender offer price of $920 per $1,000 principal amount of such notes.
(2)	The amount of the filing fee was calculated at a rate of $55.80 per $1,000,000 of transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $14,745
Form or Registration No.: Schedule TO
Filing Party: Lamar Advertising Company
Date Filed: March 23, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

ITEMS 1, 4 and 11
ITEM 12. EXHIBITS
SIGNATURE
EXHIBIT INDEX
EX-99.(A)(5)(II)

INTRODUCTORY STATEMENT
     This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 23, 2009 (as amended, the “Schedule TO”), relating to the offer (the “Offer”) by Lamar Advertising Company, a Delaware corporation (the “Company”), to purchase for cash any and all of its 2 7/8% Convertible Notes due 2010 – Series B (the “Notes”), upon the terms and conditions set forth in the Offer to Purchase, dated March 23, 2009, and amended by the filing of Amendment No. 1 to the Schedule TO on March 27, 2009 and the filing of Amendment No. 2 to the Schedule TO on April 8, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO. This Amendment No. 3 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) and Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule TO.
     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 3 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 3.
     You should read this Amendment No. 3 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.
ITEMS 1, 4 and 11.
     Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented to include the following:
     “The Offer for the Notes expired at 12:00 midnight, New York City time, at the end of April 17, 2009. The Depositary has advised the Company that an aggregate of $153,633,000 principal amount, or approximately 53.5%, of the Notes were validly tendered in the Offer and not validly withdrawn prior to the expiration of the Offer. In accordance with the terms of the Offer, the Company accepted for payment $153,633,000 principal amount of the Notes at a purchase price of $920 per $1,000 principal amount of Notes, plus, with respect to such Notes, all accrued and unpaid interest up to, but not including, the Payment Date, which is expected to be April 20, 2009.
     Pursuant to the terms of the Offer, Notes not tendered, or tendered and validly withdrawn, in the Offer will remain outstanding, and the terms and conditions governing the Notes, including the covenants and other provisions contained in the indenture governing the Notes, will remain unchanged.”
     Filed with this Amendment No. 3 as Exhibit (a)(5)(ii) is the press release issued by the Company on April 20, 2009.
ITEM 12. EXHIBITS.
     Item 12 is hereby amended and supplemented to include the following exhibit:

Exhibit
Number	Description
“(a)(5)(ii)	Press Release dated April 20, 2009.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2009	LAMAR ADVERTISING COMPANY
	By:	/s/ Keith A. Istre
Keith A. Istre
Treasurer and Chief Financial Officer

EXHIBIT INDEX

Exhibit
No.	Description
(a)(1)(i)	Offer to Purchase dated March 23, 2009.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(i)	Press Release dated March 23, 2009.*

(a)(5)(ii)	Press Release dated April 20, 2009.

(b)(1)	Purchase Agreement, dated as of March 20, 2009, by and among Lamar Media Corp. and the initial purchasers named therein, relating to Lamar Media Corp.’s 9 3/4% Senior Notes due 2014.*

(b)(2)	Indenture, dated as of March 27, 2009, between Lamar Media, the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee relating to Lamar Media’s 9 3/4% Senior Notes due 2014. Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 0-30242) filed on March 27, 2009, and incorporated herein by reference.

(d)(1)	Lamar 1996 Equity Incentive Plan, as amended, as adopted by the Board of Directors on February 23, 2006. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 0-30242) filed on February 28, 2006, and incorporated herein by reference.

(d)(2)	Form of Stock Option Agreement under the 1996 Equity Incentive Plan, as amended. Previously filed as Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 0-30242) filed on March 10, 2005, and incorporated herein by reference.

(d)(3)	Form of Restricted Stock Agreement. Previously filed as Exhibit 10.16 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 0-30242) filed on March 15, 2006, and incorporated herein by reference.

(d)(4)	Form of Restricted Stock Agreement for Non-Employee directors. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 0-30242) filed on May 30, 2007 and incorporated herein by reference.

(d)(5)	2000 Employee Stock Purchase Plan. Previously filed as Exhibit 10(b) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 0-30242) filed on March 1, 2007, and incorporated herein by reference.

(d)(6)	Lamar Advertising Company Non-Management Director Compensation Plan. Previously filed on the Company’s Current Report on Form 8-K (File No. 0-30242) filed on May 30, 2007 and incorporated herein by reference.

(d)(7)	Summary of Compensatory Arrangements, dated March 4, 2009. Previously filed on the Company’s Current Report on Form 8-K (File No. 0-30242) filed on March 6, 2009 and incorporated herein by reference.

Exhibit
No.	Description
(d)(8)	Indenture, dated as of June 16, 2003, between the Company and The Bank of New York Trust Company, N.A., successor to Wachovia Bank of Delaware, National Association, as Trustee. Previously filed as Exhibit 4.4 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2003 (File No. 0-30242) filed on August 13, 2003, and incorporated herein by reference.

(d)(9)	First Supplemental Indenture to the Indenture dated as of June 16, 2003 between the Company and The Bank of New York Trust Company, N.A., as Trustee, dated as of June 16, 2003. Previously filed as Exhibit 4.5 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2003 (File No. 0-30242) filed on August 13, 2003 and incorporated herein by reference.

(d)(10)	Second Supplemental Indenture to the Indenture dated as of June 16, 2003 between the Company and The Bank of New York Trust Company, N.A., as Trustee, dated as of July 3, 2007. Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 0-30242) filed on July 9, 2007 and incorporated herein by reference.

(g)	None.

(h)	None.

*	Previously filed.